CoStar Group, Inc.

1331 L Street, NW

Washington, DC 20005

June 7, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jenna Hough, Attorney Advisor

Re:	CoStar Group, Inc. Registration Statement on Form S-4 File No. 333-279571

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-279571) (as amended, the “Registration Statement”) of CoStar Group, Inc., so that such Registration Statement will be declared effective as of 4:00 p.m. Eastern Time on June 10, 2024, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Daniel Rees at (714) 755-2244 or, in his absence, Shannon Cheng at (714) 755-8205.

Thank you for your assistance in this matter.

Very truly yours,

COSTAR GROUP, INC.

By:	/s/ Gene Boxer
	Name:	Gene Boxer
	Title:	General Counsel and Corporate Secretary